KIRKLAND LAKE GOLD REPORTS NEW WIDE, HIGH-GRADE INTERSECTIONS IN SADDLE ZONE AT
DETOUR LAKE, CONFIRMS CONTINUITY OF MINERALIZATION BETWEEN MAIN AND WEST PITS

  Drilling in Central Saddle Zone intersects exceptional grades and widths; confirms continuity of mineralized corridor (800 m along strike and 800 m to depth) between Main and West pits; highlights potential to add significant new open-pit and underground Mineral Resources and Mineral Reserves

    Key intercepts: 13.95 grams per tonne ("gpt") over 26.9 metres ("m"), including 108.94 gpt over 2.8 m; 3.63 gpt over 58.0 m, including 14.19 gpt over 10.2 m; 1.27 gpt over 80.3 m; 1.40 gpt over 64.0 m; 1.67 gpt over 50.8 m; 1.19 gpt over 50.0 m, including 17.11 gpt over 2.4 m; 0.98 gpt over 73.0 m; 0.99 gpt over 66.8 m; 2.68 gpt over 36.0 m;1.05 gpt over 23.8 m

  Drilling in Eastern portion of Saddle Zone confirms continuity of mineralization to the west and below Main Pit reserve and resource pit shells

    Key intercepts: 1.21 gpt over 105.9 m, 1.10 gpt over 120.3 m; 1.01 gpt over 118.0 m; 1.09 gpt over 57.0 m, including 14.38 gpt over 2.0 m; 2.17 gpt over 39.0 m; 2.26 gpt over 27.0 m, including 13.83 gpt over 2.0 m

  Drilling below West Pit reserve shell intersects broad zones of mineralization extending to depth

    Key intercepts: 1.47 gpt over 119.0 m; 0.92 gpt over 128.0 m; 0.82 gpt over 138.0 m; 1.49 gpt over 59.0 m; 1.09 gpt over 35.0 m and 0.99 gpt over 48.0 m

  Drilling west of West Pit extends mineralization 300 m west of current Mineral Reserves
    Key intercepts: 2.34 gpt over 11.3 m, including 11.5 gpt over 2.0 m.

(1) True widths are unknown at this time and intervals are reported using core lengths intersected in the holes.

Toronto, Ontario - March 15, 2021 - Kirkland Lake Gold Ltd. ("Kirkland Lake Gold" or the "Company") (TSX:KL) (NYSE:KL) (ASX:KLA) today announced results from 30 holes (21,928 m) of drilling at the Detour Lake property. The new holes being reported are the fourth batch of results from the recently announced 250,000 m exploration program, which is targeted for completion by the end of 2021. The program is being completed to collect information for an updated, and potentially expanded, Mineral Reserve and to support the completion of a new production plan, expected to be released in early 2022. The new holes announced today are mainly from drilling in the Saddle Zone, located between the Main and West pit locations, which has been underexplored and has no Mineral Reserves and only limited Mineral Resources. Several new holes are also being announced from the area west of the West Pit, which also contains limited past drilling.

Tony Makuch, President and CEO of Kirkland Lake Gold, commented: "With today's results, we are increasingly confident that a large continuous deposit is situated along the Detour Mine Trend ("DMT") that extends from the Main Pit, through the Saddle Zone and continues beyond the West Pit location. We are also extremely encouraged by the wide, high-grade intersections being reported at depth across the Saddle Zone, which confirm the potential for strong growth in Mineral Resources and Mineral Reserves in support of future open-pit and as well as underground mining. We are already introducing significant enhancements to the Detour Lake operation through re-interpretations of previous work and project improvements, with our progress to date highlighted in a new NI 43-101 technical report to be filed by the end of this month. This report will include production results consistent with our previously-released guidance of 680,000 - 720,000 ounces per year for 2021 - 2023, with production to increase to approximately 800,000 ounces in 2025. This report will not include any of the new drilling we have done since the acquisition. The exploration success we are achieving will be part of a completely new mine plan and technical report to be issued early next year, which we believe will clearly demonstrate the substantial value upside we have through our extensive commitment to exploration drilling at Detour Lake Mine."

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Central Portion of the Saddle Zone

Drilling in the central portion of the Saddle Zone included nine holes (7,672 m) and targeted the DMT approximately midway between, and 400 m below, the Main and West Mineral Reserve pit shells.

Significant results from the drilling include: 13.95 gpt over 26.9 m, including 108.94 gpt over 2.8 m, 2.43 gpt over 12.7 m, 0.83 gpt over 74.0 m, 1.26 gpt over 13.0 m, 1.53 gpt over 29.0 m, 1.02 gpt over 19.8 m and 23.19 gpt over 2.3 m from hole DLM-20-052A; 3.63 gpt over 58.0 m, including 14.19 gpt over 10.2m and 1.03 gpt over 49.5 m from hole DLM-20-057; 1.27 gpt over 80.3 m, 1.40 gpt over 64.0 m and 1.89 gpt over 19.0 m from hole DLM-20-070B; 1.67 gpt over 50.8 m, 2.68 gpt over 36.0 m and 1.78 gpt over 19.5 m from hole DLM-20-075; 1.19 gpt over 50.0 m, including 17.11 gpt over 2.4 m from hole DM-20-065; 0.99 gpt over 66.8 m, 0.92 gpt over 49.0 m, 1.06 gpt over 26.0 m and 2.21 gpt over 24.0 m from hole DLM 058C and 0.98 gpt over 73.0 m, 0.93 gpt over 67.0 m, 1.38 gpt over 18.0 m and 1.05 gpt over 23.8 m from hole DLM-20-033A which targeted the DMT between 200 and 400 m below surface. The new results from hole DLM-20-33A, DLM-20-52A and DLM-20-58C are located near the lower limit of the pit shell for current resources and  between 75 and 100 m above previously reported results from hole DLM-20-016 which included 1.10 gpt over 142.0 m (see press release dated September 9, 2020). The new result from DLM-20-057 is centered 60 m below and to the east of DLM-20-016.

Results from all new holes in this area are considered extremely encouraging as they continue to confirm the presence of a broad corridor of mineralization extending between the West and Main pits ( a distance of over 800 m) with the overall style of mineralization and gold tenor being very similar to that found in the West and Main pits. Particularly encouraging is the identification of wide, high-grade mineralization near the lower limits of the current resource pit shell, which indicates that a potential exists to expand the pit shell to depth and to add significant new open-pit resources as well as to define underground resources below the pit.

East Portion of Saddle Zone

Drilling in the east portion of the Saddle Zone included eight holes (8,105 m) and targeted areas along the Detour Mine Trend ("DMT") directly below and to the west of the Main Pit Mineral Reserve shell.

Significant results from the drilling including: 1.21 gpt over 105.9 m, 1.10 gpt over 120.3 m, 2.17 gpt over 39.0 m, 1.61 gpt over 29.0 m, 1.61 gpt over 29.6 m and 0.80 gpt over 51.0 m, from hole DLM-21-089B; 1.01 gpt over 118.0 m and 0.83 gpt over 26.0 m, from hole DLM-20-47W2, 1.09 gpt over 57.0 m, including 14.38 gpt over 2.0 m and 0.78 gpt over 26.8 m from hole DLM-20-062. All of these new holes were designed to intersect the DMT between 400 and 600 m below surface and strongly confirmed the continuation of the DMT to the west and below the current Main pit reserve and resource pit shells.

The new results from hole DLM-20-089B and DLM-20-47W2 are centered approximately 475 meters below surface and 75 to 125 meters below previously reported results from hole DLM-20-014A which included 1.42 gpt over 78.0 m, 1.08 gpt over 51.0 m, 1.21 gpt over 43.0 m and 0.90 gpt over 51.0 m (see press release dated September 9, 2020). Results from hole DLM-20-062 are centered near the 575 m level.

Below West Pit

Drilling below the west pit included five holes (4,059 m) which targeted the DMT directly east of the West pit between 350 and 500 m below surface.

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Significant results from the drilling include: 1.47 gpt over 119.0 m, 0.71 gpt over 57.0 m and 1.64 gpt over 19.7 m from DLM-20-024A; 0.92 gpt over 128.0 m, 1.09 gpt over 35.0 and 9.14 gpt over 4.0 m from hole DLM-20-050B; 0.95 gpt over 100.1 m from hole DLM-20-056B and 0.99 gpt over 48.0 m, 1.73 gpt over 13.4 m and 13.92 gpt over 2.0 m from hole DLM-20-064. The new intercepts in DLM-20-24A, DLM-20-20-50B and DLM-20-56B are located approximately 180 m west of previously reported DLM-20-004 which included results of 1.41 gpt over 121.0 m and 1.03 gpt over 14.08 m (see press release dated June 29, 2020). The results for holes DLM-20-64 are 375 meters west of DLM-20-04.

Results from all four holes are considered very positive and continue to confirm the continuation of  mineralization through the west portion of the Saddle Zone and into the area under the West Pit.

West Pit Extension

Drilling in the east portion of the Saddle Zone included seven new holes (2,092 m) which targeted areas of the DMT west of the West Pit Mineral Reserve up to 125 m below surface.

Significant results from the drilling include: 2.34 gpt over 11.3 m, including 11.5 gpt over 2.0 m from hole DLM-20-071; 1.76 gpt over 11.0 m in hole DLM-20-083 and 7.31 gpt over 5.0 m from hole DLM-20-045. All of the new holes intersected the DMT approximately 300 m west of the current Mineral Reserve between 25 and 125 m below surface and appear to have passed through the top of the main structure within this area.

Based on assay results and other observations obtained from the program to date, the outlook for the project continues to look encouraging with there being evidence of a broad and continuous corridor of mineralization extending between the West and Main pits and to a depth of at least 800 m below surface. The work also suggests that mineralization within the corridor is very similar to that found in the West and Main pits and  hosted within broad zones containing variable amounts of quartz and pyrite, which are controlled mainly by east-west trending, moderately north dipping folds and shear structures which plunge at a shallow angle to the west. Given results to date, the potential to identify further extensions to mineralization as well as additions to Mineral Resources and Mineral Reserves between the Main and West pits through additional drilling is considered excellent.

Exploration work at Detour Lake is ongoing with twelve drills current working, and on track to complete approximately 270,000 m by the end of 2021.

Qualified Persons

The Company's exploration programs at Detour Lake are conducted under the supervision of Eric Kallio, P.Geo., Senior Vice President, Exploration. Mr. Kallio, as well as Keith Green, P.Geo., Director, Exploration, Canada, and Steve Gray, P.Geo, Exploration Superintendent, Detour Lake Mine, are 'qualified persons' for the purpose of National Instrument 43-101, Standards of Disclosure for Mineral Projects, of the Canadian Securities Administrators, and have reviewed and approved the scientific and technical information in this news release.

QA/QC Controls

The Company has implemented a quality assurance and control ("QA/QC") program to ensure sampling and analysis of all exploration work is conducted in accordance with best practices. Samples are logged and sampled in a secure facility at the Detour mine site and under supervision of Qualified Geologists. NQ sized core is predominantly sawn in half with one half of the core prepared for shipment, the other half of core retained for future assay verification. Certified reference material (CRM) standards and coarse blank material are inserted every 20 samples. Core samples are shipped directly by courier, and tracked via a chain of custody from site to certified off-site analytical laboratories for preparation and assaying. Kirkland Lake Gold utilizes four accredited external laboratories to manage the significant volume of sample submissions. Each lab is certified by the Standards Council of Canada (SCC) which conforms with ASB-RG Mineral Analysis Laboratory for the Accreditation of Mineral Analysis Testing Laboratories and CAN-P-4E ISO/IEC 17025: General Requirements for the Competence of Testing and Calibration Laboratories.

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Sample preparation includes crushing drill core up to 80% passing 2 mm, riffle splitting 500 grams and pulverizing to 95% passing 105 µm followed by both scheduled and specifically requested silica sand cleaning. Gold Analysis involves Fire Assay - Atomic Absorption (AA) technique from a 50-gram pulp sample with grade ranges between 5 to 10,000 ppb.  Samples greater than 10,000 ppb are analyzed with a gravimetric finish.  Selected high grade samples are also analyzed using the screen metallics procedure.

Contracted laboratories for the Kirkland Lake Gold's Detour Project include; ALS Global (sample preparation completed in Timmins, Ontario with pulps sent to Vancouver, BC for analysis), Activation Laboratories (sample preparation and analysis completed in Timmins, Ontario), SGS Laboratories (sample preparation and analysis completed in Cochrane, Ontario) and AGAT Laboratories (sample preparation in Timmins and analysis in Mississauga).

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a senior gold producer operating in Canada and Australia that is targeting 1,300,000 - 1,400,000 ounces of production in 2021. The production profile of the Company is anchored by three high-quality operations, including the Macassa Mine and Detour Lake Mine, both located in Northern Ontario, and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website at www.kl.gold.

Cautionary Note Regarding Forward-Looking Information

This News Release includes certain "forward-looking statements". All statements other than statements of historical fact included in this release are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to planned the exploration program at the Detour Lake Mine, costs and expenditures, the ability to potentially expand Mineral Reserves, changes in Mineral Resources and conversion of Mineral Resources to proven and probable reserves, the ability to expand the current pit design of the mine, the new mine plan and anticipated timing of the updated technical report with respect to the Detour Lake Mine and the anticipated benefits thereon, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management. These forward-looking statements include, but are not limited to, statements with respect to future exploration potential, project economics, timing and scope of future exploration, anticipated costs and expenditures, changes in Mineral Resources and conversion of Mineral Resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

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Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements." Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements. Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of Mineral Resource. A Mineral Resource that is classified as "Inferred" or "indicated" has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an "indicated Mineral Resource" or "Inferred Mineral Resource" will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include, among others, risks related to international operations, risks related to obtaining the permits required to carry out planned exploration or development work, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold, as well as those factors discussed in the section entitled "Risk Factors" in the Company's Annual Information Form for the year ended December 31, 2019 and other disclosures of "Risk Factors" by the Company and its predecessors, available on SEDAR. Although Kirkland Lake Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors - Mineral Reserve and Resource Estimates

This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101-Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM")-CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the "Securities Act").

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Securities Exchange Act of 1934 ("Exchange Act"). These amendments became effective February 25, 2019 (the "SEC Modernization Rules") and, following a two-year transition period, the SEC Modernization Rules will replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Following the transition period, as a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system, then the Company will be subject to the SEC Modernization Rules which differ from the requirements of NI 43-101 and the CIM Definition Standards. The SEC Modernization Rules include the adoption of terms describing mineral reserves and mineral resources that are "substantially similar" to the corresponding terms under the CIM Definition Standards. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be "substantially similar" to the corresponding CIM Definitions. U.S. investors are cautioned that while the above terms are "substantially similar" to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

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U.S. investors are also cautioned that while the SEC will now recognize  "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, "inferred mineral resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of the "inferred mineral resources" exist. Under Canadian securities laws, estimates of "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

FOR FURTHER INFORMATION PLEASE CONTACT

Anthony Makuch, President, Chief Executive Officer & Director

Phone: +1 416-840-7884, E-mail: tmakuch@kl.gold

Mark Utting, Senior Vice President, Investor Relations
Phone: +1 416-840-7884, E-mail: mutting@kl.gold

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Table 1. Detour Lake Mine - Significant Assay Results

Hole Number	UTM NAD83		Hole Length (m)	Azimuth (°)	Dip (°)	From (m)	To (m)	Length (m)	Au (gpt)	Target
	Easting	Northing
DLM-20-024A	588886	5541683	822.0	178	-60	565.9	623.0	57.1	0.71	West Saddle
AND						663.0	782.0	119.0	1.47
INCL.						724.0	738.0	14.0	7.21
AND						802.4	822.0	19.7	1.64
DLM-20-033A	589333	5541319	996.0	178	-55	204.0	277.0	73.0	0.98	Central Saddle
AND						310.2	334.0	23.8	1.05
AND						408.0	475.0	67.0	0.93
AND						778.0	796.0	18.0	1.38
DLM-20-040A	589768	5541543	1275.0	181	-56	675.0	700.0	25.0	0.95	East Saddle
AND						856.0	882.0	26.0	1.32
AND						945.0	972.0	27.0	2.26
INCL.						962.0	964.0	2.0	13.83
AND						1003.0	1005.0	2.0	7.62
DLM-20-043A	587289	5541525	384.0	177	-54	nsv				West Extension
DLM-20-047W2	589607	5541630	708.0	180	-53	399.0	425.0	26.0	0.83	East Saddle
AND						572.0	690.0	118.0	1.01
INCL.						629.0	631.0	2.0	12.28
DLM-20-049	589849	5541500	663.0	181	-55	489.0	491.0	2.0	9.82	East Saddle
AND						628.0	651.0	23.0	1.70
INCL.						648.0	650.0	2.0	10.78
DLM-20-050B	588887	5541621	818.0	178	-58	151.0	153.0	2.0	10.13	West Saddle
AND						499.0	534.0	35.0	1.09
INCL.						506.0	508.0	2.0	11.79
AND						594.0	722.0	128.0	0.92
INCL.						663.0	722.0	59.0	1.49
INCL.						705.0	709.0	4.0	9.14
AND						781.3	806.7	25.4	0.86
DLM-20-051	589254	5541278	885.0	180	-52	66.0	86.0	20.0	2.09	Central Saddle
AND						198.0	218.1	20.1	1.60
AND						323.0	325.6	2.6	22.60
DLM-20-052A	589330	5541435	726.0	179	-55	231.3	244.0	12.7	2.43	Central Saddle
INCL.						239.0	243.0	4.0	6.48
AND						303.2	323.0	19.8	1.02
AND						375.3	402.2	26.9	13.95
INCL.						389.0	391.0	2.0	28.84
INCL.						398.6	401.4	2.8	108.94
AND						463.0	476.0	13.0	1.26
AND						519.0	548.0	29.0	1.53
INCL.						519.0	524.0	5.0	5.12
AND						574.0	576.3	2.3	23.19
AND						597.0	671.0	74.0	0.83
DLM-20-053A	589929	5541511	1245.0	181	-62	191.0	193.0	2.0	9.31	East Saddle
AND						692.3	747.2	54.9	0.57
DLM-20-054W	589647	5541591	1332.0	180	-62	779.0	805.8	26.8	0.76	East Saddle
AND						878.0	902.0	24.0	0.82
DLM-20-055A	587208	5541548	618.0	177	-55	157.0	162.0	5.0	7.31	West Extension

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DLM-20-056B	588884	5541771	873.0	180	-58	627.0	727.1	100.1	0.95	West Saddle
INCL.						627.0	665.0	38.0	1.76
INCL.						627.0	632.0	5.0	6.62
AND						746.0	765.0	19.0	0.77
DLM-20-057	589330	5541435	990.0	180	-62	338.0	352.8	14.0	0.80
AND						467.0	496.0	29.0	0.70	Central
AND						516.5	566.0	49.5	1.03	Saddle
AND						623.0	681.0	58.0	3.63
INCL.						624.3	634.5	10.2	14.19
AND						816.0	860.0	44.0	2.73
AND						834.0	848.3	14.3	6.70
DLM-20-058C	589292	5541339	951.0	180	-56	146.0	172.0	26.0	1.06	Central Saddle
AND						239.2	306.0	66.8	0.99
AND						437.0	486.0	49.0	0.92
INCL.						438.0	444.0	6.0	3.98
AND						684.0	686.0	2.0	8.03
AND						784.0	808.4	24.4	2.21
INCL.						801.0	804.0	3.0	13.10
DLM-20-061	590009	5541503	1007.0	183	-57	555.0	567.0	12.0	0.54	East Saddle
AND						586.0	602.0	16.0	0.57
AND						633.1	640.0	6.9	1.15
AND						652.1	669.8	17.7	0.58
AND						692.0	697.0	5.0	1.99
AND						795.7	803.2	7.4	0.56
AND						939.0	949.0	10.0	1.23
DLM-20-062	589647	5541591	1050.0	182	-57	656.0	713.0	57.0	1.09	East Saddle
INCL.						668.0	670.0	2.0	14.38
AND						723.2	750.0	26.8	0.78
AND						994.0	1038.0	44.0	0.65
DLM-20-064	588726	5541668	753.0	180	-55	182.0	184.0	2.0	13.92	West Saddle
AND						407.0	420.4	13.4	1.73
AND						579.0	629.0	50.0	0.60
AND						672.0	720.0	48.0	0.99
DLM-20-065	589334	5541270	450.0	180	-55	31.0	33.0	2.0	8.13	Central Saddle
AND						62.0	112.0	50.0	1.19
INCL.						89.6	92.0	2.4	17.11
INCL.						149.0	192.0	43.0	0.82
DLM-20-066	589336	5541124	813.0	179	-53	30.0	57.0	27.0	0.82	Central Saddle
						595.7	598.0	2.3	8.22
DLM-20-069AW	588645	5541736	793.0	180	-60	542.0	545.0	3.0	4.06	West Saddle
AND						609.0	629.0	20.0	0.72
AND						641.0	655.0	14.0	0.82
AND						666.0	680.0	14.0	1.07
AND						724.9	752.0	27.1	0.73
AND						777.0	790.0	13.0	1.85
INCL.						788.0	790.0	2.0	10.21
DLM-20-070B	589291	5541389	621.0	180	-57	282.0	362.3	80.3	1.27	Central Saddle
AND						482.0	546.0	64.0	1.40
INCL.						489.9	492.0	2.1	11.75
AND						559.0	578.0	19.0	1.89
INCL.						564.9	567.0	2.1	13.10
DLM-20-071	587210	5541478	312.0	177	-54	119.7	131.0	11.3	2.34	West Extension
including						129.0	131.0	2.0	11.50

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DLM-20-072	587211	5541419	186.0	179	-56	Nsv
DLM-20-074	589336	5541170	432.0	180	-54	252.6	274.0	21.4	0.69	Central Saddle
DLM-20-075	589170	5541447	808.0	181	-55	223.5	243.0	19.5	1.78	Central Saddle
INCL.						233.9	236.0	2.1	12.85
AND						259.0	295.0	36.0	2.68
INCL.						270.5	272.6	2.1	34.87
AND						387.0	454.0	67.0	0.72
AND						578.3	629.1	50.8	1.67
INCL.						618.0	620.0	2.0	18.31
INCL.						627.0	629.1	2.1	36.50
AND						643.0	697.0	54.0	0.78
DLM-20-076A	587372	5541357	186.0	179	-56	29.0	31.0	2.0	7.92	West Extension
DLM-20-080	587332	5541381	216.0	179	-63	Nsv
DLM-20-083	587292	5541380	190.0	179	-56	28.0	39.0	11.0	1.76
DLM-21-089B	589611	5541321	825.0	180	-65	194.0	245.0	51.0	0.80	East Saddle
AND						403.8	524.1	120.3	1.10
INCL.						477.0	479.0	2.0	10.08
AND						587.6	693.5	105.9	1.21
INCL.						682.0	685.5	3.5	11.57
AND						728.0	767.0	39.0	2.17
INCL.						746.0	749.0	3.0	10.35
AND						795.4	825.0	29.6	1.61

Notes:

1. Assays are reported uncut

2. Assay intervals are reported as drill thickness.

3. Hole DLM-20-22 from 624 m to 987 m was drilled as a wedge.

4. True widths are unknown at this time and intervals are reported using core lengths intersected in the holes.

9

Figure 1. Detour Lake Mine - Property Plan View

Property Outline
Detour Lake Mine
58 North Zone
ONTARIO
QUEBEC
10.0 km
N
S
E
W
560000
565000
570000
575000
580000
585000
590000
595000
600000
605000
610000
615000
620000
5555000
5550000
5545000
5540000
5535000
5530000
5525000
5520000

**Detour Lake Property**

UTM NAD 83 Zone 17

Plan View

KIRKLAND LAKE GOLD

10

Figure 2. Detour Lake Mine - Longitudinal View

11

Figure 3.  Detour Lake Mine - Saddle Zone - Plan View

12